October 22, 2008
Via Edgar and FedEx
Mr. John Reynolds
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Tween Brands, Inc.
Form 10-K Filed March 28, 2008
Schedule 14A Filed April 11, 2008
File No. 1-14987
Dear Mr. Reynolds:
We are writing in response to oral comments received from your colleagues, Ms. Pamela Howell and Mr. Jay Williamson, on September 22, 2008, relating to the Company’s response letter dated September 15, 2008 to the comment of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter dated August 15, 2008 (the “Comment Letter”), regarding the Schedule 14A Definitive Proxy Statement, filed by Tween Brands, Inc. (the “Company”) on April 11, 2008. For your convenience, we have repeated the text of the comments from the Comment Letter, followed by our response.
We again respectfully respond to the comments set out in the Comment Letter as follows:
Schedule 14A
Executive Compensation, page 11
1.	We note that the company grants restricted stock with performance-based vesting requirements tied to future earnings per share. Those targets do not appear to be disclosed, although we do note your page 20 statement that the growth rate is reasonable. Please confirm that in future filings you will disclose the specific performance targets used to determine incentive amounts or provide a supplemental analysis based on the 2008 proxy statement as to why it is appropriate to omit these targets. To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b). General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

Response:

Upon further consideration, we have determined that we will disclose in future proxy statement filings the specific performance targets used to determine incentive amounts with respect to company grants of restricted stock with performance-based vesting requirements tied to future earnings per share.
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tween brands service company
8323 walton parkway
new albany, oh 43054
614 775 3500
www.tweenbrands.com

Mr. John Reynolds
Division of Corporation Finance
United States Securities and Exchange Commission
October 22, 2008

The Company acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding any of the foregoing, please contact Rolando de Aguiar, Executive Vice president and Chief Financial Officer for Tween Brands, Inc., at (614) 775-3150 or rdeaguiar@tweenbrands.com.
Thank you for your assistance.
Sincerely,
TWEEN BRANDS, INC.

By:	/s/ Rolando de Aguiar